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                             Dycom Industries, Inc.
                               First Union Center
                         4440 PGA Boulevard, Suite 600
                          Palm Beach Gardens, FL 33410


                                October 6, 1998




BY EDGAR TRANSMISSION
---------------------


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Dorine H. Miller

                             Dycom Industries, Inc.
                       Registration Statement on Form S-3
                               File No. 333-62991
                       -----------------------------------



Dear Ms. Miller:

     Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Dycom Industries, Inc. hereby requests withdrawal of the above-captioned Registration Statement due to current market conditions.

     Please do not hesitate to call Mark Kessel at Shearman & Sterling at (212) 848-7285 with any questions you may have regarding the Registration Statement.

                                                  Very truly yours,


                                                  Dycom Industries, Inc.


                                                  By: /s/ Thomas R. Pledger
                                                      --------------------------
                                                      Name:  Thomas R. Pledger
                                                      Title: Chairman and CEO

cc: Mark Kessel
    Shearman & Sterling

    Lawrence R. Seidman
    Piper & Marbury